Exhibit 8.1

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile:		direct dial number
(212) 818-8881

__________________, 2006

Ithaka Acquisition Corp.

100 South Pointe Drive, 23rd Floor

Miami, Florida 33139

Re: Merger with Alsius

Dear Sirs:

We have acted as counsel to Ithaka Acquisition Corp. (“Ithaka”), a Delaware corporation, in connection with the proposed merger of its wholly owned subsidiary Ithaka Sub Acquisition Corp. (“Merger Sub”), a California corporation, with and into Alsius Corporation (“Alsius”), a California corporation, for shares of common stock of Ithaka. As a result of the merger, Alsius will become a wholly owned subsidiary of Ithaka. You have requested our opinion in connection with the federal income tax consequences of the proposed merger to Ithaka and Alsius and the stockholders of Ithaka and Alsius.

FACTS

The relevant facts are set forth in the Proxy Statement on Form S-4 filed with the Securities and Exchange Commission on ______________, 2006, File No. __________, as amended (the “Proxy Statement“), and the Agreement and Plan of Merger, dated as of October 3, 2006, among Ithaka, Merger Sub, Alsius and certain of the stockholders of Alsius (“Merger Agreement”). For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts are as follows: Ithaka was organized on April 4, 2005 to effect a business combination with an operating business in the healthcare industry. Its assets consist

Ithaka Acquisition Corp.

____________ , 2006

primarily of cash in a trust account. The outstanding common stock and warrants of Ithaka are publicly held and are traded on the OTCBB. Alsius, established in 1991, is a privately-owned commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperatures in hospital critical care settings. Based in Irvine, California, Alsius markets a comprehensive suite of catheter-based intravascular temperature management products that address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients.

Under the Merger Agreement, Merger Sub will be merged with and into Alsius and Alsius will continue as the surviving corporation, becoming a wholly owned subsidiary of Ithaka. Pursuant to the Merger Agreement, all shares of capital stock and convertible promissory notes of Alsius issued and outstanding immediately prior to the effective time of the Merger will be automatically converted on the closing date of the Merger, into the right to receive (i) 8,000,000 shares of Ithaka Common Stock (“Merger Shares”) and (ii) up to 6,000,000 shares of Ithaka common stock if certain revenue targets are met during the years 2007, 2008 and 2009 (“Milestone Shares”), all of which shall be distributed to the holders of the Alsius capital stock and convertible promissory notes in accordance with the priorities set forth in a schedule attached to the Merger Agreement. As a result of the priorities set forth in such schedule, the holders of common stock and preferred stock of the Company, other than holders of Series F Preferred Stock, may not be entitled to receive any Merger Shares or Milestone Shares.

Of the shares to be issued to the Alsius stockholders at the Closing, 10% of these shares, or 800,000 shares, will be placed in escrow to secure Ithaka’s indemnity rights under the Merger Agreement. A further 10% of the shares will be placed in escrow for reimbursement to Ithaka and Alsius for payments made by them to Alsius security holders who exercise dissenters’ rights under the California General Corporation Law. The Alsius stockholders retain their right to vote their shares and receive cash dividends on the escrowed shares. Under Section 2(f)(iii) of escrow agreement the Alsius stockholders may substitute cash for the escrowed stock.

In the proposed merger, all of the assets of Alsius will be acquired by Merger Sub and Ithaka will own 100% of the outstanding common stock of Alsius.

Ithaka’s stockholders will continue to hold the shares of Ithaka common stock that they owned prior to the merger. Holders of Alsius capital stock, other than the stockholders who executed the Merger Agreement, who properly demand appraisal of their shares in writing are entitled to appraisal rights and to receive cash payment of the fair value of their shares. Holders of Alsius capital stock who signed the Merger Agreement and have approved the merger hold approximately 95% of the outstanding shares of capital stock (common and preferred). The maximum number of shares of capital stock subject to dissenters’ rights is thus about 5% of the outstanding capital stock of Alsius before the merger. Holders of Ithaka common stock issued in

Ithaka Acquisition Corp.

____________ , 2006

its IPO have the right to vote against the merger proposal and demand that Ithaka convert such shares into a pro rata portion of the trust account.

THE LAW

IRC Section 61 of the Internal Revenue Code of 1986, as amended (“IRC”) provides that gross income includes “gains derived from dealings in property.” IRC Section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which he holds it. In these cases, the potential gain for recognition is preserved by substituting the basis of the relinquished property for the basis of the property received.

IRC Section 368 and the other ancillary sections hereinafter referred to, provide that in a “reorganization” exchanges of property and stock or securities do not result in a taxable event. The term “reorganization” is defined by IRC Section 368(a)(1)(A) to include mergers. IRC Section 368(a)(2)(E) allows reorganization treatment when a controlled subsidiary merges into the target company (which emerges as the surviving corporation) and shareholders of the target exchange their stock for stock of the parent corporation, a so-called “reverse-subsidiary-merger” acquisition. This type of reorganization is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2) after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent. Each of the foregoing requirements is complied with in the proposed merger.

The holder of a convertible promissory note issued by a corporation who exercises his right as provided for in the note to surrender it and receive in exchange common stock of the corporation does not realize gain or loss upon the conversion of the corporate note. Rev. Rul. 72-265, 1972-1 Cum. Bul. 222.

Ithaka Acquisition Corp.

____________ , 2006

IRC Section 354(a)(1) provides that no gain or loss is recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.

IRC Section 358 provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.” IRS Section 361 provides that “[n]o gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan or reorganization, solely for stock or securities in another corporation a party to the reorganization.”

IRC Section 1032 provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

The Internal Revenue Service holds that a subsidiary recognizes no gain or loss upon the issuance of its parent’s stock in connection with a reorganization. See Treasury Regulations §1.1032.2; Rev. Rul. 57-278, 1957-1 Cum. Bul. 124. When a subsidiary is a transitory first-tier subsidiary used to effect a reverse subsidiary-merger, the subsidiary may be disregarded and the transaction recharacterized as a direct acquisition by the parent and thereby protected by IRC Section 1032. cf. Rev. Rul. 73-427, 1973-2 Cum. Bul. 301.

IRC Section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. IRC Section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year.

OPINION

Assuming that the above factual statements are the same on the Effective Date, our opinion of the Federal income tax consequences of the proposed merger to Ithaka and Ithaka stockholders, based upon existing provisions of the IRC, is:

1. The merger of Merger Sub into Alsius will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

2. No gain or loss will be recognized by Ithaka upon the issuance of its stock in connection with the proposed merger.

Ithaka Acquisition Corp.

____________ , 2006

3. No gain or loss will be recognized by Merger Sub in connection with the proposed merger.

4. No gain or loss will recognized by stockholders of Ithaka if their conversion rights are not exercised.

5. A stockholder of Ithaka who exercises conversion rights and effects a termination of the stockholders’ interest in Ithaka will generally be required to recognize gain or loss upon the exchange of that stockholders’ shares of common stock of Ithaka for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Ithaka common stock. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Ithaka common stock is more than one year.

6. No gain or loss will be recognized by stockholders of Alsius who receive shares of Ithaka common stock in exchange for shares of Alsius capital stock and convertible promissory notes.

7. The aggregate tax basis of the Ithaka common stock and warrants received in the merger will be equal to the aggregate tax basis of the Alsius capital stock and convertible promissory notes for which they are exchanged.

8. The holding period (for tax purposes) of Ithaka common stock received in exchange for shares of Alsius capital stock and convertible promissory notes will include the holding period of the Alsius capital stock and convertible promissory notes for which they are exchanged.

9. Any Alsius stockholder who exercises his or her dissenters’ rights and who receives cash in exchange for his or her shares of Alsius capital stock and convertible promissory notes generally will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such stockholders shares of Alsius capital stock and convertible promissory notes.

This opinion is furnished to you for your benefit in connection with the transactions contemplated by the Merger Agreement and may not be relied upon by any other person or used for any other purpose without our prior written consent.

Ithaka Acquisition Corp.

____________ , 2006

We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Prospectus.

Very truly yours,